United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-30999


                                  SCHEDULE 13D
                                 Amendment No. 2


                    Under the Securities Exchange Act of 1934


                          INFINITY CAPITAL GROUP, INC.
                          ---------------------------
                                (Name of Issuer)

                               FAYBER GROUP, INC.
                               ------------------
                             (Former Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                      None
                                      ----
                                 (Cusip Number)


       GHL Group, Ltd. c/o Gregory H. Laborde, 80 Broad Street, 5th Floor,
                        New York, NY 10004; 212-962-4400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 17, 2006
                               ------------------
             (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D



CUSIP NO.: None                                                Page 1 of 5 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         GHL Group, Ltd.
         Tax ID: 13-3987940

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /  /

3.       SEC Use Only


4.       Source of Funds

         N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         DE

7.       Sole Voting Power


         3,612,250 Common Shares


8.       Shared Voting Power

         0

9.       Sole Dispositive Power


         3,612,250 Common Shares


10.      Shared Dispositive Power

CUSIP NO.: None                                                Page 2 of 5 Pages


11.      Aggregate Amount Beneficially Owned by Each Reporting Person


         Directly -   3,612,250 Common Shares
         Indirectly - 0


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)


         62.78% at October 20, 2006


14.      Type of Reporting Person

         CO

ITEM 1.  SECURITY & ISSUER


     This amended statement relates to common shares of Infinity Capital Group, Inc., formerly known as Fayber Group, Inc., 80 Broad Street, 5th Floor, New York, NY 10004. This statement amends the Schedule 13d/Amendment No. 1 dated September 12, 2005 filed by GHL Group, Ltd. GHL Group, Ltd transferred 140,000 Infinity Capital Group, Inc. common shares for settlement of debt and sold 206,750 Infinity Capital Group, Inc. common shares in private sales.



ITEM 2.

     (a) GHL Group, Ltd.


     (b) 80 Broad Street, 5th Floor, New York, NY 10004


     (c) GHL Group, Ltd., is a firm that provides capital formation and mergers and acquisition services to select publicly traded companies or rapidly expanding private businesses seeking to go public.

CUSIP NO.: None                                                Page 3 of 5 Pages

     (d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

     (e) The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

     (f) Citizenship: Not Applicable


ITEM 3.  SOURCE AND AMOUNT OF THE FUNDS

     Infinity Capital Group, Inc. shareholders became the shareholders of the surviving entity, Infinity Capital Group, Inc., as a result of the merger between Infinity Capital Group, Inc. and Fayber Group, Inc. Infinity issued shares and a promissory note for $20,000 in consideration for the acquisition.


ITEM 4.  PURPOSE OF THE TRANSACTION

     There are no plans or proposals known to the Reporting Person, except as listed below, which relate to or would result in:

     (a) Infinity Capital Group, Inc. issued 100,000 shares of common stock in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

     (b) A merger between Infinity Capital Group, Inc. and Fayber Group, Inc. was completed on May 2, 2005.

     (c) Infinity Capital Group, Inc. issued 100,000 shares of common stock to Fayber Group Shareholders and a Promissory Note for $20,000 to Bernard F. Pracko, II in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

     (d) As a result of the merger, Wesley F. Whiting resigned as Secretary/Treasurer but remains a director. Gregory H. Laborde is President and Director effective immediately and Jerry Gruenbaum was appointed Secretary. Theodore A. Greenberg, Pierce McNally and Steven Katz were appointed Directors.

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO.: None                                                Page 4 of 5 Pages

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned
          (directly and indirectly):          3,612,250 Common Shares directly

         Percent of outstanding shares owned:  62.78% at October 20, 2006

     (b) Sole Power of voting for
         Reporting Person:                    3,612,250 Common Shares

     (c) Transactions in securities in the past
         60 days for Reporting Person:

     On 10/17/06 GHL Group, Ltd. sold a total of 206,750 Common Shares in three private sale transactions.

     On 10/17/06 GHL Group, Ltd. transferred 140,000 for settlement of debt of $14,000.

     As of 10/17/06 there were 0 Class C Warrants, 0 Class B Warrants, and 190,500 Class A Warrants outstanding.

CUSIP NO.: None                                                Page 5 of 5 Pages

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

     The Reporting Person has no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer as of the date hereof.


ITEM 7.  EXHIBITS

     None.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: October 24, 2006             /s/Gregory H. Laborde
                                    -------------------------
                                    GHL Group, Ltd.
                                    By: Gregory H. Laborde, President